EXHIBIT 99.1

For Immediate Release	Date: November 5, 2018
18-40-TR

Teck Announces Appointment of Andrew Milner as
Senior Vice President, Innovation and Technology

Vancouver, BC – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced the appointment of Andrew Milner as Senior Vice President, Innovation and Technology.

Mr. Milner brings to the role more than 25 years of experience and expertise in strategy development and delivery of technology production systems globally. He most recently held the position of Vice President, Technology Production Systems with BHP. In an earlier role, Mr. Milner was also General Manager and Global Practice Leader, Innovation Delivery at Rio Tinto.

“I am pleased to welcome Andrew to Teck,” said Don Lindsay, President and CEO. “His extensive experience and proven ability make him ideally suited to develop and implement a long-term, enterprise-wide, technology and digital plan for our company.”

Mr. Milner holds a Bachelor of Commerce (focus: Economics) from the University of Queensland, Australia and a Master of Engineering (focus: Project Management) from the University of New South Wales, Australia.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Relations Contact
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com